Exhibit 99.5

Engine Gaming’s, Frankly Media and Scioto Valley Guardian Announce Partnership

Monetization of Frankly Media Developed Mobile Apps and Website Commenced

NEW YORK, NY / ACCESSWIRE / September 26, 2022 / Frankly Media (“Frankly”), a digital publishing platform used to create, distribute and monetize content across all digital channels and wholly-owned subsidiary of Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME), today announced a partnership with Scioto Valley Guardian (“The Guardian”), the number 1 local news source for the Scioto Valley area in Ohio. Through Frankly’s premium programmatic advertising services, Frankly developed news and entertainment centric iOS and Android apps for The Guardian in which monetization has commenced for both the developed apps and website.

Frankly Media offers an integrated suite of gaming, news and entertainment solutions that help its customers modernize their digital ecosystem, maximize their audience reach and engagement, and fully monetize their display, audio and video content. Frankly’s fully integrated solution suite includes premium yield advertising solutions that include ad sales, ad operations, audience insights and performance analytics, website/cms, video streaming for Live, VOD and FAST Channels, Mobile Apps, OTT/CTV Apps, and Audience Engagement widgets.

“We are excited to partner with Frankly Media. Frankly has best in class apps that help to maximize our reach and their premium programmatic advertising services are significantly increasing our monetization efforts.” says Derek Myers, Editor-In-Chief.

Chief Executive Officer of Engine Gaming, Lou Schwartz stated, “We have enjoyed our partnership with Scioto Valley Guardian and it’s evident why they have had much success with their news and entertainment efforts within the Scioto Valley area. We were very excited to go live with their mobile apps (Scioto Valley Guardian) and have now begun monetizing their apps and website (sciotovalleyguardian.com).”

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for creating, managing, publishing, and monetizing digital content to any device while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a ground-breaking online video platform for Live, VOD, and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, and native apps for iOS, Android, Apple TV, Fire TV, and Roku. The company is headquartered in New York, with offices in Atlanta. Frankly Media is a Subsidiary of Engine Media and Media, Inc.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

About Scioto Valley Guardian

Scioto Valley Guardian is wholly-owned by NewsPatrol, Inc., with headquarters in Columbus, Ohio. The Guardian is the #1 local news source for the Scioto Valley region in Ohio. With a newsroom based in Chillicothe, the operation is hyper-local and bolsters more than 3.5 million pageviews a month. Delivering timely information on breaking news, deep investigations, and hard-hitting journalism with am emphasis on videocentric content, daily weather forecasts, and more, the Guardian leads the industry locally with being a pioneer for new technology, partnerships, and growth.

For more information, please contact:

Engine Gaming Investor Relations

Shannon Devine

MZ Group

Email: shannon.devine@mzgroup.us